March 11, 2011

VIA EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Attn:	Kathleen Collins
Melissa Kindelan

Re:	VirnetX Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 9, 2010
File No. 001-33852

Ladies and Gentlemen:

On behalf of VirnetX Holding Corporation (the “Company”), we are hereby providing an additional response to comment number 2 contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 21, 2010.  For the Staff’s convenience, we have repeated such comment of the Staff in bold italics with the Company’s response thereto following immediately thereafter.

Form 10-Q for the Fiscal Quarter ending June 30, 2010

Notes to the Financial Statements

Note 11 — Litigation, page 10

2. We note from your response to prior comment 2 that you consider the litigation settlements to be multiple element arrangements.  You further indicate that your analysis of the estimated fair value of the technology license element included estimated revenue from publicly filed financial statements, research reports, consultants and other sources.  However, you do not note the specific results of your analysis other than you state no residual amount of the total settlement amount remained to allocate to the litigation settlement.  Please provide us with specific information about your analysis including: the amounts of estimated revenue, discount rates, and other assumptions used as well as the specific sources from which the information was derived; tell us who performed the analysis and tell us the fair value of the technology license element as determined in your analysis.

United States Securities and Exchange Commission
March 11, 2011

As previously communicated to the Staff, the Company initially determined to characterize as revenue the $200,000,000 amount that it had received under the Settlement and License Agreement with Microsoft in its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2010 and September 30, 2010.  However, in light of the Staff’s comment and the Company’s subsequent discussions with the Staff, the Company has re-assessed its reporting of this amount and has determined that the entire amount that was previously reported as revenue should be classified as a gain on settlement as a separate line item under operating expenses.

As discussed with the Staff, the Company plans to prepare and file its 2010 Form 10-K with the foregoing adjustment on or about March 16, 2011.

The Company respectfully requests that the Staff issue a letter confirming that it has no further comments regarding the above-referenced reports as soon as possible.

Should you have any questions or comments regarding the foregoing, please don’t hesitate to contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Melinda A. Anderson
Name Melinda A. Anderson